SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 10, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
Corporate Taxpayer’s Identification (CNPJ) #43.776.517/0001-80
Companies Registrar (NIRE) #35300016831

MINUTES OF 631st BOARD OF DIRECTORS’ MEETING

On March 7, 2005, at 3:00 pm, summoned by the Board of Directors’ Chairman for an extraordinary meeting, as per provisions of the Article 15 of the Company’s Bylaws, in the meeting room located at Rua Bela Cintra, 847 – 10° andar, city of São Paulo, the Board of Directors’ members of Companhia de Saneamento Básico do Estado de São Paulo – SABESP appointed and undersigned herein have met. Starting the meeting, the Board of Directors’ Chairman, Mr. Mauro Guilherme Jardim Arce, submitted the following matter: “To deliberate on the following conditions applicable to the 7th issuance of unsecured simple debentures, not convertible into shares of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “7th Issuance” and the “Debentures”, respectively), under the scope of the Company’s First Marketable Security Distribution Program filed with the Brazilian Securities and Exchange Commission (CVM): (a) interest rate incurring on the 1st Tranche Debentures; and (b) interest rate incurring on the 2nd Tranche Debentures”, and requested the CEO, Mr. Dalmo do Valle Nogueira Filho, and the Chief Financial Officer and Investor Relations Officer, Mr. Rui de Britto Álvares Affonso, to submit the matter, which was made based on the Board of Executive Officers’ Resolution #054/2005, dated 03/07/2005, and on the Proposal to the Board of Directors #09/2005, dated 03/07/2005. This matter was discussed and thereafter it was voted, with unanimous approval to ratify and set forth the following conditions applicable to the 7th Issuance: (a) Interest Rate Incurring on the 1st Tranche Debentures: as from March 1, 2005 (the “Issuance Date”), the 1st Tranche Debentures shall be entitled to a remuneration consisting of compensatory interest incurring on its Unit Face Value corresponding to the accrued daily average rates of DI – one day Interbank Deposits, “over extra group”, calculated and published by the Brazilian Clearing House for the Custody and Financial Settlement of Securities – CETIP, spread capitalized or surcharge of one whole and fifty hundredth percent (1.50%) per annum, based on a year of two hundred and fifty-two (252) business days, defined by bookbuilding process, incurring on the Unit Face Value of 1st Tranche Debentures, and paid at the end of each Capitalization Period, as established in the Private Deed of the 7th Issuance of Unsecured Simple Debentures, Not Convertible into Shares, in Two Tranches for the Public Distribution, of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, entered into on February 21, 2005 between SABESP and SLW Corretora de Valores e Câmbio Ltda., the latter in the capacity as Fiduciary Agent (the “Deed of Issue”); and (b) Interest Rate Incurring on the 2nd Tranche Debentures: as from the Issuance Date, the 2nd Tranche Debentures shall be entitled to a remuneration including the update of the Unit Face Value from the Issuance Date, according to the variation of IGP-M – General Market Price Index, calculated and published by Fundação Getúlio Vargas, and compensatory interest calculated by applying a fixed rate of ten wholes and eighty hundredth percent (10.80%) per annum, defined by bookbuilding process, incurring on the updated Unit Face Value of Debentures calculated by business days elapsed, based on a year of two hundred and fifty-two (252) business days, as from the Issuance Date, and paid at the end of each Capitalization Period, as defined in the Deed of Issue. The Board of Executive Officers’ powers are hereby ratified to execute the addenda to the Deed of Issue and to the Public Distribution Agreement, under the Scheme of Firm Commitment for the Placement of Unsecured Simple Debentures, Not Convertible into Shares, in Two Tranches of the Company’s 7th Issuance, entered into on February 21, 2005. ......................... These Minutes, after approved, were signed by the Board members attending the meeting. Mauro Guilherme Jardim Arce – Chairman, Fernando Carvalho Braga, Alexander Bialer, Daniel Sonder, Fernando Maida Dall’Acqua, Gustavo de Sáe Silva and Maria Helena Guimarães de Castro. São Paulo, March 7, 2005. Mauro Guilherme Jardim Arce, the Board of Directors’Chairman. Ligia Ourives da Cruz Ferreira, Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 10, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.